Exhibit 12.1
CMS ENERGY CORPORATION
Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Nine Months Ended	Year Ended December 31
	September 30, 2011	2010	2009	2008	2007[2]	2006[3]

Earnings as defined[1]
Pretax income from continuing operations	$542	$590	$335	$440	$(317)	$(434)
Exclude equity basis subsidiaries	(4)	(2)	2	(1)	(22)	(14)
Fixed charges as defined[4]	330	449	456	429	489	535

Earnings as defined[4]	$868	$1,037	$793	$868	$150	$87

Fixed charges as defined[1]
Interest on long-term debt	$298	$394	$383	$371	$415	$492
Estimated interest portion of lease rental	14	16	17	25	23	8
Other interest charges	19	42	58	35	53	37

Fixed charges as defined[4]	$331	$452	$458	$431	$491	$537
Preferred dividends	—	13	17	17	12	11

Combined fixed charges and preferred dividends	$331	$465	$475	$448	$503	$548

Ratio of earnings to fixed charges	2.62	2.29	1.73	2.01	—	—

Ratio of earnings to combined fixed charges and preferred dividends	2.62	2.23	1.67	1.94	—	—

NOTES:
1   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
2   For the year ended December 31, 2007, fixed charges exceeded earnings by $341 million and combined fixed charges and preferred dividends exceeded earnings by $353 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.
3   For the year ended December 31, 2006, fixed charges exceeded earnings by $450 million and combined fixed charges and preferred dividends exceeded earnings by $461 million. Earnings as defined include $459 million of asset impairment charges.
4   Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.